SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 15, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated July 15, 2011 regarding “Sony Ericsson’s second quarter report 2011”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 15, 2011

PRESS RELEASE	JULY 15, 2011

Sony Ericsson reports second quarter 2011 results

Highlights:

•	Supply chain constraints from the Japan earthquake significantly impact Q2 results

•	Smartphones account for more than 70 percent of total sales

•	Android-based Xperia™ volume up 150 percent year-on-year

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2011 is as follows:

	Q2 2010	Q1 2011	Q2 2011
Number of units shipped (million) Average selling price (Euro)	11.0 160	8.1 141	7.6 156
Sales (Euro m.)	1,757	1,145	1,193
Gross margin (%)	28%	33%	31%
Operating income (Euro m.)	36	19	-37
Operating margin (%)	2%	2%	-3%
Restructuring charges (Euro m.)	-32	—	—
Operating income excl. restructuring charges (Euro m.)	68	19	-37
Operating margin excl. restructuring charges (%)	4%	2%	-3%
Income before taxes (IBT) (Euro m.)	31	15	-42
IBT excl. restructuring charges (Euro m.)	63	15	-42
Net income (Euro m.)	12	11	-50

Bert Nordberg, President and CEO of Sony Ericsson commented, “Sony Ericsson’s second quarter profitability was affected by the March 11 earthquake in Japan. We estimate that the impact of earthquake-related supply chain constraints on our portfolio was close to 1.5 million units, with most of the effect in the early part of the quarter. Our shift to Android-based smartphones continues with smartphone sales accounting for more than 70 percent of our total sales during the quarter. We have shipped more than 16 million Xperia smartphones to date. We have introduced eight new Xperia smartphones this year and we continue to see strong consumer and operator demand across the Xperia smartphone portfolio.”

Units shipped during the quarter were 7.6 million, a 31% decrease year-on-year and a 6% decrease sequentially, due to a decrease in volume caused by constrained supply of critical components and an anticipated decline in the number of feature phones shipped.

Average selling price (ASP) for the quarter was Euro 156, a 3% decrease year-on-year but an 11% increase sequentially. The year-on-year decrease is due to product and geographic mix and price erosion. The sequential increase in ASP is attributed to favorable product and geographic mix, more than offsetting price erosion and unfavorable foreign exchange rates.

Sales for the quarter were Euro 1,193 million, a 32% decrease year-on-year and a 4% increase sequentially.

The gross margin percentage for the quarter was 31% with an improvement of 3 percentage points

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

year-on-year that included restructuring charges, and a decrease of 2 percentage points from the previous quarter, which included the benefit of some larger than normal items relating to royalty matters and warranty estimates.

Loss before taxes for the quarter was Euro 42 million, compared to an income before taxes of Euro 31 million for the same quarter in the previous year, due to lower volume. Income before taxes for the previous quarter was Euro 15 million. The sequential change was reflective of lower gross margin and higher operating expenses.

The quarter ended in a net loss of Euro 50 million, compared to a net income of Euro 12 million in the same quarter in the previous year, and Euro 11 million in the last quarter. Tax expenses in this quarter included the impact of tax adjustments and the distribution of profits and losses between various jurisdictions.

Cash flow from operating activities during the quarter was negative Euro 224 million, mainly due to increases in accounts receivables and inventories, negative net income and timing of certain payments. New external borrowings of Euro 165 million were made during the quarter to enhance liquidity and growth, resulting in total borrowings of Euro 769 million at the end of the quarter. Total cash balances at June 30, 2011 amounted to Euro 516 million.

Sony Ericsson estimates that its share in the global Android-based smartphone market during the quarter was approximately 11% in volume and 11% in value.

Sony Ericsson maintains its forecast for modest industry growth in total units in the global handset market for 2011.

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB. Xperia™ is a trademark of Sony Ericsson Mobile Communications AB. Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson. Any rights not expressly granted herein are reserved and subject to change without prior notice.

EDITOR’S NOTES:

Financial statements:

Consolidated income statement

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows – isolated quarters

Net sales by market area by quarter

About Sony Ericsson

Sony Ericsson celebrates its 10th year as a joint venture between Sony Corporation and Ericsson in October 2011. Over the years Sony Ericsson has brought together the best communication technologies with superior entertainment user experiences to create its Xperia™ line of the ‘most entertaining smartphones’ in the mobile handset industry. With its global corporate functions in London, Sony Ericsson has sales and marketing operations in all major regions of the world, as well as manufacturing operations in China, and product development sites in China, Japan, Sweden and Silicon Valley, California. For more information, please visit: www.sonyericsson.com/press.

- ENDS –

CONTACTS:

Ericsson investor relations

Susanne Andersson (Stockholm) +46 10 719 4631

Sony investor relations

Yoshinori Hashitani (Tokyo) +81 3 6748 2111

Yas Hasegawa (London) +44 20 7426 8696

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Press / Media

Sony Ericsson global communications and PR

Cathy Davies (London) +44 208 762 5879

Holly Rossetti (London) + 44 208 762 5851

Gustaf Brusewitz (London) +44 208 762 5805

This press release contains forward-looking statements that involve inherent risks and uncertainties. Sony Ericsson has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Apr-Jun				Jan-Jun
EUR million	2010	2011	Change		2010	2011	Change
Net sales	1,757	1,193	-32%		3,162	2,339	-26%
Cost of sales	-1,266	-828	-35%		-2,241	-1,592	-29%

Gross profit	492	365	-26%		921	747	-19%
Gross margin %	28%	31%	3	pp	29%	32%	3	pp

Research and development expenses	-191	-184	-4%		-376	-357	-5%
Selling and administrative expenses	-272	-224	-18%		-510	-423	-17%

Operating expenses	-463	-408	-12%		-886	-780	-12%

Other operating income, net	7	6	-14%		21	16	-24%

Operating income	36	-37			57	-17
Operating margin %	2%	-3%	-5	pp	2%	-1%	-3	pp

Financial income	2	5	150%		9	8	-11%
Financial expenses	-7	-10	43%		-16	-18	13%

Income before taxes	31	-42			50	-27

Taxes	-16	-3	-81%		-10	-9	-10%
Minority interest	-4	-5	25%		-7	-4	-43%

Net income	12	-50			33	-40

Number of units shipped (million)	11.0	7.6	-31%		21.5	15.8	-27%
ASP (EUR)	160	156	-3%		147	148	1%

EUR million	Apr-Jun				Jan-Jun
Restructuring charges	2010	2011			2010	2011
Cost of sales	-33	—			-31	—
Research and development expenses	-1	—			-3	—
Selling and administrative expenses	2	—			-1	—

Total	-32	—			-35	—

*	Operating expenses in 2010 have been restated to reflect certain organizational changes.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2010				2011
EUR million	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	1,405	1,757	1,603	1,528	1,145	1,193
Cost of sales	-975	-1,266	-1,130	-1,069	-763	-828

Gross profit	429	492	473	459	382	365
Gross margin %	31%	28%	30%	30%	33%	31%

Research and development expenses	-185	-191	-179	-191	-173	-184
Selling and administrative expenses	-238	-272	-241	-236	-199	-224

Operating expenses	-423	-463	-420	-427	-372	-408

Other operating income, net	14	7	10	7	10	6

Operating income	20	36	63	39	19	-37
Operating margin %	1%	2%	4%	3%	2%	-3%

Financial income	7	2	7	2	3	5
Financial expenses	-9	-7	-8	-6	-8	-10

Income before taxes	18	31	62	35	15	-42

Taxes	6	-16	-12	-27	-5	-3
Minority interest	-3	-4	-2	0	1	-5

Net income	21	12	49	8	11	-50

Number of units shipped (million)	10.5	11.0	10.4	11.2	8.1	7.6
ASP (EUR)	134	160	154	136	141	156

EUR million	2010				2011
Restructuring charges	Q1	Q2	Q3	Q4	Q1	Q2
Cost of sales	2	-33	-3	2	—	—
Research and development expenses	-2	-1	5	0	—	—
Selling and administrative expenses	-3	2	-6	-5	—	—

Total	-3	-32	-4	-3	—	—

*	Operating expenses in 2010 have been restated to reflect certain organizational changes.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Jun 30 2010	Dec 31 2010	Mar 31 2011	Jun 30 2011
ASSETS

Total fixed and financial assets	836	803	791	819

Current assets
Inventories	467	460	510	570
Accounts receivable	1,063	836	755	872
Other assets	412	295	304	330
Other short-term cash investments	477	276	417	329
Cash and bank	562	329	182	188

Total current assets	2,981	2,196	2,168	2,289

Total assets	3, 817	2,999	2,959	3,108

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	510	532	496	451
Minority interest	66	42	38	43

Total equity	575	574	534	494

Borrowing, Non Current	101	100	0	0
Other long-term liabilities	40	32	30	31

Total long-term liabilities	141	132	30	31

Accounts payable	973	769	701	716
Borrowing, Current	329	130	604	769
Other current liabilities	1,798	1,394	1,090	1,098

Total current liabilities	3,101	2,293	2,394	2,583

Total shareholders’ equity and liabilities	3,817	2,999	2,959	3,108

Net cash*	609	375	-5	-252

*	Net cash is defined as cash and bank deposit plus other short-term cash investments less interest-bearing liabilities.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun		Jan-Jun
EUR million	2010	2011	2010	2011
OPERATING
Net income	12	-50	33	-40
Adjustments to reconcile net income to cash	4	-29	-40	-166

	16	-79	-6	-206

Changes in operating net assets	13	-145	-58	-371

Cash flow from operating activities	29	-224	-65	-577

INVESTING
Investing activities	-15	-21	12	-36

Cash flow from investing activities	-15	-21	12	-36

FINANCING
Financing activities	0	165	150	541

Cash flow from financing activities	0	165	150	541

Net change in cash	15	-80	97	-72
Cash, beginning of period	980	599	878	605
Translation difference in Cash	45	-3	64	-17

Cash, end of period	1,039	516	1,039	516

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2010				2011
EUR million	Q1	Q2	Q3	Q4	Q1	Q2
OPERATING
Net income	21	12	49	8	11	-50
Adjustments to reconcile net income to cash	-44	4	-66	-50	-137	-29

	-23	16	-17	-42	-127	-79

Changes in operating net assets	-72	13	-38	-86	-226	-145

Cash flow from operating activities	-94	29	-54	-128	-353	-224

INVESTING
Investing activities	27	-15	2	-18	-14	-21

Cash flow from investing activities	27	-15	2	-18	-14	-21

FINANCING
Financing activities	150	0	-32	-178	375	165

Cash flow from financing activities	150	0	-32	-178	375	165

Net change in cash	83	15	-85	-324	8	-80
Cash, beginning of period	878	980	1,039	921	605	599
Translation difference in Cash	19	45	-33	7	-14	-3

Cash, end of period	980	1,039	921	605	599	516

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million	2010				2011
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa *	711	876	837	795	485	435
Americas	201	223	222	205	151	193
Asia	493	659	544	528	509	565

Total	1,405	1,757	1,603	1,528	1,145	1,193

* of which Western Europe	525	668	632	569	307	323

	2010				2011
Sequential change (%)	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa *	-26%	23%	-4%	-5%	-39%	-10%
Americas	-9%	11%	0%	-8%	-26%	28%
Asia	-12%	34%	-17%	-3%	-4%	11%

Total	-20%	25%	-9%	-5%	-25%	4%

* of which Western Europe	-23%	27%	-5%	-10%	-46%	5%

	2010				2011
Year over year change (%)	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa *	-27%	-6%	-4%	-18%	-32%	-50%
Americas	1%	14%	-4%	-8%	-25%	-13%
Asia	-12%	17%	6%	-6%	3%	-14%

Total	-19%	4%	-1%	-13%	-19%	-32%

* of which Western Europe	-27%	-1%	-1%	-16%	-42%	-52%

	2010				2011
Year to date	1003	1006	1009	1012	1103	1106
Europe, Middle East & Africa *	711	1,587	2,424	3,219	485	919
Americas	201	424	646	851	151	345
Asia	493	1,152	1,695	2,224	509	1,075

Total	1,405	3,162	4,765	6,294	1,145	2,339

* of which Western Europe	525	1,193	1,825	2,393	307	630

	2010				2011
YTD year over year change (%)	1003	1006	1009	1012	1103	1106
Europe, Middle East & Africa *	-27%	-17%	-13%	-14%	-32%	-42%
Americas	1%	7%	3%	0%	-25%	-19%
Asia	-12%	3%	4%	1%	3%	-7%

Total	-19%	-8%	-5%	-7%	-19%	-26%

* of which Western Europe	-27%	-15%	-10%	-12%	-42%	-47%

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114